SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 19)

JOS. A. BANK CLOTHIERS, INC.

(Name of Subject Company)

JOS. A. BANK CLOTHIERS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

480838101

(CUSIP Number of Class of Securities)

Charles D. Frazer

Senior Vice President — General Counsel

500 Hanover Pike

Hampstead, Maryland 21074

(410) 239-5730

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Paul T. Schnell, Esq. Jeremy D. London, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000	Jim J. Shoemake, Esq. Guilfoil Petzall & Shoemake, L.L.C. 100 South Fourth Street, Suite 500 St. Louis, Missouri 63102 (314) 241-6890

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 19 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by Jos. A. Bank Clothiers, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on January 17, 2014 (as amended, the “Statement”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Except as otherwise noted below, no changes are being made to the Schedule 14D-9.

Item 4.    The Solicitation or Recommendation

Item 4 is hereby amended and supplemented as set forth below.

The final sentence of the fifth paragraph on page 20 in the section entitled “Background” is hereby amended and restated to read in its entirety as follows:

“After careful deliberation, the Board instructed Goldman Sachs and Financo to seek from MW a purchase price higher than $65 per Share but not less than $65 per Share, an increase in its proposed $60 million reverse termination fee for failure to satisfy the Antitrust Condition and that MW agree to the “hell or high water” antitrust approval covenant that the Company had requested in its initial draft of the Merger Agreement.”

The third paragraph of page 21 in the section entitled “Background” is hereby deleted in its entirety and restated as follows:

“Later on March 9, 2014, at the direction of the Compensation Committee of the Board (the “Compensation Committee”), following the last discussion between the Company and MW with respect to purchase price, Mr. Ritman, Chairman of the Compensation Committee, Mr. Wildrick, and representatives of MW, Skadden and Willkie spoke by teleconference to discuss a potential retention plan for certain key employees of the Company. Mr. Wildrick then left the conference call and the remaining participants discussed a potential retention arrangement for Mr. Wildrick. During such discussion, Mr. Ritman indicated that the Compensation Committee was considering providing, and was interested in soliciting input from MW and its advisors with respect to, retention payments for continuous service to key employees, consisting of cash and, in the case of Mr. Wildrick, cash and Company common stock.  Mr. Ritman advised MW that if an acceptable retention arrangement could be reached with Mr. Wildrick, Mr. Wildrick would forego payment by the Company of amounts owed to him for past consulting services performed by him in excess of those contemplated under the Wildrick Consulting Agreement as well as the amounts Mr. Wildrick would be entitled to in the event of termination of the Wildrick Consulting Agreement upon completion of the contemplated transactions.

In response, early on March 10, 2014, a representative of Willkie emailed Mr. Ritman to propose on behalf of MW that (i) MW was supportive of the payment to Mr. Wildrick of amounts owed to him for past consulting services performed by him in excess of those contemplated under the Wildrick Consulting Agreement, such payment to be made upon announcement of the Merger Agreement, (ii) the term of the Wildrick Consulting Agreement would be extended until one year after the Merger, with the same compensation as currently provided and with the Company continuing to provide the same administrative services to him, and in connection therewith Mr. Wildrick would waive his right to receive severance upon any termination of the Wildrick Consulting Agreement, (iii) Mr. Wildrick would agree to a covenant not to compete with MW and its subsidiaries for two years following the Merger and (iv) in consideration of Mr. Wildrick agreeing to a covenant not to compete, MW would issue deferred stock units to Mr. Wildrick at the time of the Merger with a grant date value equal to $3.5 million, which units would vest monthly over the two year non-competition period.

On March 10, 2014 various discussions took place involving the Compensation Committee, the Compensation Committee’s compensation consultant (from Pay Governance LLC), Mr. Wildrick, and the Board’s other advisors regarding the request from MW to have Mr. Wildrick agree to a non-competition covenant following completion of the Merger.  Mr. Ritman conveyed MW’s proposal to Mr. Wildrick, who indicated that the payment for past additional consulting services performed by Mr. Wildrick and the two-year non-competition covenant were acceptable, but in lieu of deferred stock units having a value of $3.5 million, Mr. Wildrick requested that MW consider paying an amount equal to $5 million in cash upon closing of the Merger in consideration of his agreeing to

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the non-competition agreement.  Mr. Wildrick also indicated to Mr. Ritman that he did not wish to agree to the extension of the Wildrick Consulting Agreement beyond consummation of the Merger as proposed by MW.  Mr. Ritman requested that a representative of Skadden communicate this response, on behalf of the Compensation Committee, to a representative of Willkie, as well as the Compensation Committee’s belief that the Company might need additional consulting services from Mr. Wildrick in excess of those contemplated under the Wildrick Consulting Agreement during the period between execution of the Merger Agreement and the closing of the Merger.  Subsequently, a representative of Willkie advised a representative of Skadden that MW would agree to a payment of cash, rather than deferred stock units, in consideration of Mr. Wildrick’s non-competition agreement, but that the cash payment would be in the amount of $3.5 million.  The representative of Willkie also indicated that MW would want Mr. Wildrick to be able to provide additional services under the Wildrick Consulting Agreement during the period from the execution of the Merger Agreement until the closing of the Merger, but MW requested that the amounts that would be payable to Mr. Wildrick for such additional services during such period would be subject to a maximum aggregate amount of $500,000.  The representative of Skadden conveyed this proposal from MW to Mr. Ritman, who communicated it to Mr. Wildrick.  Messrs. Ritman and Wildrick each agreed that the proposal was acceptable.”

The section entitled “Background” is hereby amended to add the following paragraph after the second paragraph on page 22:

“On March 11, 2014, a representative of Willkie indicated to a representative of Skadden that MW proposed to structure the payment of the $3.5 million payment for the two-year non-competition covenant under the Wildrick Term Sheet in quarterly installments over the course of the two-year period.  This proposal was communicated by the representative of Skadden to Mr. Ritman and by Mr. Ritman to Mr. Wildrick.  In response, Mr. Wildrick proposed that a portion of the $3.5 million amount should be payable upon closing of the Merger, and that the remainder would become payable over the term of the noncompetition payment, and this proposal was communicated by Mr. Ritman to Skadden and, on behalf of the Compensation Committee, by Skadden to Willkie.  The Compensation Committee, MW and Mr. Wildrick agreed that $1 million of the $3.5 million payment would be payable upon closing of the Merger and the remainder would be paid in equal quarterly installments over the course of the two-year period.”

The section entitled “Background” is hereby amended to add the following paragraph after the final paragraph on page 23:

“On April 10, 2014, MW and Offeror amended the Schedule TO to extend the expiration date to 5:00 p.m., New York City time on April 23, 2014. ”

The final paragraph on page 28 in the section entitled “Opinions of the Financial Advisors to the Board” is hereby amended to delete the fifth sentence and add the following language after the fourth sentence thereof:

“At the meeting of the Board on March 11, 2014, Financo rendered its oral opinion, followed by the delivery of a written opinion on March 11, 2014 (as revised, the “Fairness Opinion”), that, as of March 11, 2014, and based upon and subject to the various considerations set forth in the Fairness Opinion, the $65.00 in cash per Share to be paid to the holders (other than Offeror and any of its affiliates) of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. On April 10, 2014, Financo revised its opinion to remove the limitation on reliance by security holders.”

Annex A

The full text of the Fairness Opinion of Financo, dated as of March 11, 2014, revised as of April 10, 2014, is attached hereto as Annex A.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

JOS. A. BANK CLOTHIERS, INC.

	By:	/s/ Charles D. Frazer
	Name:	Charles D. Frazer
	Title:	Senior Vice President — General Counsel

Dated: April 10, 2014

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ANNEX A

[Financo Letterhead]

March 11, 2014

The Board of Directors
Jos. A. Bank Clothiers, Inc.
500 Hanover Pike
Hampstead, Maryland 21074

Jos. A. Bank Clothiers, Inc. (the “Company”) is considering entering into an Agreement and Plan of Merger (the “Merger Agreement”), by and among, Men’s Wearhouse, Inc. (the “Parent”), Java Corp., a wholly-owned subsidiary of Parent (the “Purchaser”) and the Company, concerning the acquisition of the Company by the Purchaser. Financo, LLC (“Financo”, “our”, “us” or “we”) has been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, of the Consideration (as defined below) proposed to be paid to the holders (other than the Purchaser and any of its affiliates) of Shares (as defined below) pursuant to the Merger Agreement.

Pursuant to the Merger Agreement, the Purchaser will offer (the “Offer”) to purchase all outstanding shares of common stock, par value $0.01 per share of the Company (the “Shares”), together with the associated preferred share purchase rights, at a price of $65.00 per share in cash (the “Consideration”). Following the consummation of the offer, the Company will, in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, merge with the Purchaser, pursuant to which each Share, other than (i) Shares directly or indirectly owned by Parent, the Purchaser or the Company and (ii) Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive the Consideration (the “Merger” and, together with the Offer, the “Transaction”). The terms and conditions of the Transaction are set forth in more detail in the Merger Agreement and related definitive documentation.

In arriving at our opinion, we have reviewed and analyzed, inter alia (collectively, the “Information”): (1) a draft of the Merger Agreement, dated March 8, 2014; (2) certain publicly available information concerning the Company that we believe to be relevant to our inquiry, including without limitation, research and analyst reports and financial forecasts, the Company’s Form 10-K for the year ended February 2, 2013 and certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (3) certain publicly available information concerning Parent that we believe to be relevant to our inquiry, including without limitation, research analyst reports and financial forecasts, Parent’s Annual Report on Form 10-K for the fiscal year ended February 2, 2013 and certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Parent; (4) certain internal financial and operating information with respect to the past and current business operations, financial condition and prospects of the Company prepared by management of the Company and approved for use by the Company; (5) a comparison of the financial condition and market prices for the Company with other companies that are similar to the Company that we deemed relevant and appropriate, (6) a comparison of certain financial terms of the Transaction with the terms of certain other recent transactions that we deemed relevant; (7) certain projected financial information of the Company prepared by management of the Company and approved for use by the Company; (8) the reported price and trading activity for the Shares and (9) such other financial, strategic and market information that we deemed relevant.

In addition, we have had discussions with the management and staff of the Company and its advisors concerning the material terms of the Transaction and the Company’s businesses, operations, assets, present conditions and future prospects, and undertook such other studies, analyses and investigations as we deemed relevant and appropriate.

In preparing this opinion, Financo has assumed and relied upon the accuracy and completeness of, and has not independently verified, the Information supplied or otherwise made available to Financo (including without limitation the representations and warranties contained in the Merger Agreement), discussed or reviewed by or for Financo or that is publicly available, and shall not assume any responsibility for, nor make any independent verification of, any of the Information. Financo further relied on the assurances of management and staff of the Company and its advisors that they were unaware of any facts that would make the Information incomplete or misleading. In addition, Financo has, at your direction, assumed and relied upon the reasonableness and accuracy of the Company’s financial projections, forecasts and analyses provided to Financo, and has assumed that such projections, forecasts and analyses have been reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company’s management. Accordingly, Financo cannot express an opinion or any other form of assurance on, and assumes no responsibility for, the accuracy, completeness or correctness (or, in the case of projections, forecasts and analyses or the assumptions upon which they may be based, the achievability) of the Information. Financo has further assumed that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement without waiver, delay or modification, by any party thereto, of any of the material terms or conditions contained in the Merger Agreement, and we have assumed that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the contemplated benefits of the Transaction. Financo has also assumed that the final form of the Merger Agreement will be substantially similar to the draft Merger Agreement presented to us by the Company and reviewed by us. In addition, we were not requested to solicit, and did not solicit, interest from other parties with respect to a sale of the Company or any other similar transaction.

Financo is acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse us for certain expenses, and indemnify us for certain liabilities, arising out of our engagement. In addition, since February 1, 2012, Financo has served as financial advisor to the Company in connection with the Company’s evaluation of certain strategic alternatives and selected potential acquisitions of other companies, including without limitation, the Company’s proposal to acquire The Men’s Wearhouse, Inc. and the Company’s proposed acquisition of Everest Holdings LLC, and Financo has received, and may in the future, receive compensation in connection with such matters. During the two year period prior to the date hereof, no other material relationship existed between Financo and its affiliates and the Company or Parent pursuant to which compensation was received by Financo; provided, however, that Financo and its affiliates may in the future provide investment banking and other financial services to the Company, Parent or the Purchaser and their respective affiliates and in the future may receive compensation for the rendering of such services.

This opinion has been issued and approved by a fairness opinion committee of Financo. This opinion is necessarily based upon economic, market and other conditions and circumstances as they exist and can be evaluated, and information made available to us, as of the date hereof. Although such conditions and circumstances may change, Financo assumes no obligation to update, revise or reaffirm this opinion. We do not express an opinion as to the prices at which the Shares may trade at any time. This opinion is limited to the fairness, from a financial point of view, of the Consideration proposed to be paid to the to the holders (other than the Purchaser and any of its affiliates) of Shares pursuant to the Transaction, and Financo has assumed that there will be no changes to the financial terms of the Transaction after the date hereof. Further, Financo expresses no opinion or view as to any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the form, structure or timing of the Transaction, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction. We do not express any view on, and our opinion does not address, the fairness of the Consideration or any other term or aspect of the Transactions, to, or any consideration received in connection therewith by, the Purchaser and any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration proposed to be paid to the holders of Shares pursuant to the Transaction or otherwise. Furthermore, our opinion does not address the Company’s underlying business decision with respect to the Transaction, and our opinion does not address the relative merits of the Transaction as compared to any alternative transactions that might be available to the Company.

In arriving at our opinion, Financo has not conducted an inspection of the properties and facilities of the Company, Parent or any of their respective subsidiaries, and has not reviewed any of the books and records of the Company, Parent or their respective subsidiaries, except as described herein. Financo has not made any independent evaluation or appraisal of the assets or liabilities of the Company, Parent or their respective subsidiaries (including any contingent, derivative or other off-balance-sheet assets and liabilities) nor obtained any evaluations or appraisals from a third party of the assets or liabilities of the Company, Parent or their respective subsidiaries. Furthermore, we

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have not considered any tax, accounting or legal effects of the Transaction on any person or entity, as we understand the Company has received such advice as it deems necessary from qualified professionals. Financo has not subjected the Information to either (i) any independent review by Financo or a third party of any kind or (ii) an audit in accordance with generally accepted accounting attestation standards or the Statement on Standards for Prospective Financial Information issued by the American Institute of Certified Public Accountants. Further, the preparation of this opinion did not include a detailed review of any of the Company’s transactions, and cannot be expected to identify errors, irregularities or illegal acts, including fraud or defalcations, that may exist. We have not evaluated the solvency or fair value of the Company, Parent or the Purchaser, including under any state, federal or other laws relating to bankruptcy, insolvency or similar matters.

This opinion is provided for the information and assistance of the Board of Directors of the Company in connection with, and for the purposes of its evaluation of, the Transaction, and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders (other than the Purchaser and any of its affiliates) of Shares pursuant to the Transaction is fair from a financial point of view to such holders.

Very truly yours,

/s/ Financo, LLC

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